Exhibit 99.1

ENTROPY, THE LEADING INDEPENDENT PROVIDER OF PROXY ADVISORY SERVICES IN ISRAEL, JOINS ISS
IN RECOMMENDING THAT EZCHIP SHAREHOLDERS VOTE “FOR” THE MERGER AGREEMENT WITH
MELLANOX TECHNOLOGIES, LTD.

Second Proxy Advisory Firm to Recommend a Vote “FOR” the Merger Proposal

Entropy Agrees That the Mellanox Transaction is Beneficial to ALL EZchip Shareholders

Board Urges Shareholders to Vote FOR the Merger Proposal with Mellanox

YOKNEAM, ISRAEL, November 03, 2015 - EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that Entropy Financial Research Services Ltd. (“Entropy”), a leading independent provider of proxy advisory services in Israel, has recommended that EZchip shareholders vote FOR the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”), FOR ALL of the Company’s experienced director nominees and AGAINST Raging Capital’s two director nominees at the Company’s upcoming Annual General Meeting of Shareholders.

As previously announced on October 29, 2015, Institutional Shareholder Services (“ISS”), a leading proxy advisory firm in the U.S., also recommended that EZchip shareholders vote FOR the Merger Proposal with Mellanox, FOR ALL of the Company’s experienced director nominees and AGAINST Raging Capital's two director nominees at the Company's upcoming Annual General Meeting of Shareholders.

In recommending that EZchip shareholders vote FOR the Merger Proposal with Mellanox, Entropy stated in its November 02, 2015 report1:

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“In conclusion, as we examine this transaction, we believe that the alignment of interests of the CEO of the Company, who is also its largest individual shareholder, the fact that the transaction was done at a price higher than the market price at the time of its announcement and the lack of any higher proposal thus far from any competitor, indicate that the price offered by Mellanox is beneficial to all of EZchip's shareholders.”

In recommending that EZchip shareholders vote AGAINST Raging Capital’s nominees, Entropy stated in its November 02, 2015 report2:

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“… [T]his fund (Raging Capital) has hedged its position in the Company in a way that enables it to benefit from a decline in the Company's share price, a situation under which Raging Capital’s interests conflict with the interests of the ‘pure’ shareholders of the Company - therefore we recommend to vote against Raging Capital's director-nominees.”

Eli Fruchter, CEO of EZchip, said, “The support of Entropy and ISS underscores EZchip’s view that approval of the Mellanox transaction is in the best interest of EZchip shareholders. Entropy and ISS recognize that the proposed merger will provide significant, compelling and certain cash value to EZchip shareholders and does not bear execution risks inherent to EZchip continuing as a stand alone company.

1 Permission to use quotations neither sought nor obtained
2 Permission to use quotations neither sought nor obtained

“We urge shareholders to follow the recommendations of Entropy and ISS and vote FOR the proposed transaction with Mellanox, and FOR ALL of the Company’s highly qualified and experienced director nominees.”

IMPORTANT

If you are a shareholder, it is important that the Company promptly receives your vote. If you have NOT already voted, please IMMEDIATELY vote FOR the Merger Proposal, FOR ALL of EZchip’s experienced director nominees and AGAINST Raging Capital’s two director nominees to ensure that your vote will be received in time. Please do not return or otherwise vote any GOLD proxy card sent to you by Raging Capital. Even if you have previously voted against the merger or for Raging Capital’s nominees, you have every right to change your vote. Only your latest dated, validly executed vote will count.

If you have any questions about the Annual General Meeting or need assistance in voting your shares, please contact the Company’s proxy solicitor, MacKenzie Partners, at Toll-free: (800) 322-2885 or Collect: (212) 929-5500.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405